VIA EDGAR

July 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Olink Holding AB (publ) Registration Statement on Form F-1 (File No. 333-257842) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 14, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS BANK EUROPE SE

By:	/s/ Jans Meckel
	Name:	Jans Meckel
	Title:	Managing Director

By:	/s/ Dan Cocks
	Name:	Dan Cocks
	Title:	Managing Director, ECM

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

[Signature Page – Acceleration Request]